April 5, 2019

Lei Liu
Chief Executive Officer
China Jo-Jo Drugstores, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City
People's Republic of China 310008

       Re: China Jo-Jo Drugstores, Inc.
           Registration Statement on Form S-3
           Filed April 2, 2019
           File No. 333-230686

Dear Mr. Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Elizabeth F. Chen, Esq. - Pryor Cashman LLP